SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

September 11, 2013

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

NOTIFICATION OF TRANSACTIONS OF A DIRECTOR/PERSON DISCHARGING MANAGERIAL REPONSIBILITY AND CONNECTED PERSONS

SMITH & NEPHEW PLC

11 September 2013

Smith & Nephew plc (the "Company") announces it has received notification that the following person discharging managerial responsibilities ("PDMR"), exercised options today, over Ordinary Shares of US$0.20 as follows:

Name of Director:	Roger Teasdale
Plan:	i. 2010 Global Share Plan granted 09/09/2010 ii. 2010 Global Share Plan granted 07/09/2011
Number of Ordinary Shares purchased:	i. 18,446 ii. 16,695
Option price per share:	i. 538p per share ii. 599p per share
No. of Ordinary Shares sold:	i. 18,446 ii. 16,695
Total shareholding following transaction:	71,195 Ordinary Shares of US$0.20 each

Notes:
a) The shares were sold at a price of 770.4638p per share.
b) The transaction took place in London, UK.
c) The total percentage holding following the notification is less than 0.01% of the Company's issued share capital.

This announcement is made in accordance with the requirements of DTR 3.1.4 R(1)(a).

Gemma Parsons
Deputy Company Secretary
Smith & Nephew plc
Tel: 020 7401 7646

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: September 11, 2013

By: /s/ Susan Swabey
-----------------
Susan Swabey
Company Secretary